UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                             GREY GLOBAL GROUP, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

        LIMITED DURATION CLASS B COMMON STOCK (PAR VALUE $0.01 PER SHARE)
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    39787M207
        -----------------------------------------------------------------
                                 (CUSIP Number)

                                  JULY 9, 2001
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]    Rule 13d-1(b)

[X]     Rule 13d-1(c)

[  ]    Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 39787M207                                            Page 2 of 5 pages





1      Names of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (entities only)

       Jerry H. Green

2      Check the Appropriate Box if a Member of a Group                  (a) [ ]
                                                                         (b) [ ]
3      SEC Use Only

4      Citizenship or Place of Organization........................        KS

         Number of
           Shares              5    Sole Voting Power .............      12,100
        Beneficially
          Owned by             6    Shared Voting Power ...........         0
            Each
         Reporting             7    Sole Dispositive Power ........      12,100
           Person
            With               8    Shared Dispositive Power ......         0

9      Aggregate Amount Beneficially Owned by Each Reporting Person      12,100

10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                           [ ]

11     Percent of Class Represented by Amount in Row (9)...........        5.45%

12     Type of Reporting Person....................................         IN


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CUSIP No. 39787M207                                            Page 3 of 5 pages





ITEM 1(a)      Name of Issuer:                    Grey Global Group, Inc.


ITEM 1(b)      Address of Issuer's Principal Executive Offices:

                                                  777 Third Avenue
                                                  New York, NY  10017

ITEM 2(a)      Name of Persons Filing:            Jerry H. Green


ITEM 2(b)      Address of Principal Business Office or, if none, Residence:

                                                  c/o Union Securities, Inc.
                                                  Two Pershing Square
                                                  2300 Main Street
                                                  9th Floor
                                                  Kansas City, MO  64108

ITEM 2(c)      Citizenship:                       KS


ITEM 2(d)      Title of Class of Securities:

        Limited Duration Class B Common Stock (par value $0.01 per share)

ITEM 2(e)      CUSIP Number:                      39787M207



ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

         (b) [  ] Bank is defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.80a-8);

         (e) [  ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)
                  (E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

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CUSIP No. 39787M207                                            Page 4 of 5 pages


         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

             [X ] Not applicable.

ITEM 4.        OWNERSHIP

         (a)     Amount beneficially owned:                               12,100

                 Mr. Green is also the beneficial owner of 13,700 shares of the Issuer's Common Stock, par value $0.01 per share ("Common Stock"). Such ownership does not exceed 5% of the total outstanding shares of the Issuer's Common Stock.

         (b)     Percent of class:                                         5.45%

         (c)     Number of shares as to which the person has:
                 (i)      sole power to vote or to direct the vote:       12,100
                 (ii)     shared power to vote or to direct the vote:        0
                 (iii)    sole power to dispose or to direct the
                          disposition of:                                 12,100
                 (iv)     shared power to dispose or to direct the
                          disposition of:                                    0

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not Applicable

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CUSIP No. 39787M207                                            Page 5 of 5 pages



ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not Applicable

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

               Not Applicable

ITEM 10.       CERTIFICATION

               (A) THE FOLLOWING CERTIFICATION SHALL BE INCLUDED IF THE STATEMENT IS FILED PURSUANT TO RULE 13D-1(B):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                       OR

               [(B) THE FOLLOWING CERTIFICATION SHALL BE INCLUDED IF THE STATEMENT IS FILED PURSUANT TO RULE 13D-1(C):]

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   July 16, 2001




By:      /s/ Jerry H. Green
      ----------------------------------
         Jerry H. Green